FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: June 19, 2009	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

Exhibit Number 99.1	Description Press Release dated June 19, 2009

EXHIBIT 99.1

BANRO CORPORATION

Press Release

BANRO ANNOUNCES FILING OF PROSPECTUS SUPPLEMENT

Toronto, Canada – June 19, 2009 – Banro Corporation (“Banro” or the “Company”) (NYSE AMEX LLC – “BAA”; TSX – “BAA”) is pleased to announce that, in connection with its previously announced overnight marketed offering (the “Offering”) of common shares (the “Common Shares”), the Company has entered into an underwriting agreement with GMP Securities L.P. (“GMP”) and CIBC World Markets Inc. (“CIBC”) and has filed a prospectus supplement to its short form base shelf prospectus dated September 11, 2008 (the “Prospectus Supplement”). A total of 43,479,000 Common Shares will be distributed in connection with the Offering at a price of Cdn.$2.30 per Common Share for aggregate gross proceeds to the Company of Cdn.$100,001,700. The Offering will be conducted through a syndicate of underwriters co-led by GMP and CIBC.

Under the terms of the underwriting agreement, the Company has granted the underwriters an over-allotment option to purchase up to an additional 6,521,000 Common Shares at a price of Cdn.$2.30 per Common Share up to 30 days from the closing of the Offering.

The Company intends to use approximately Cdn.$75 million of the net proceeds of the Offering for advancing the Company’s gold projects in the Democratic Republic of Congo, specifically on the Twangiza-Namoya Gold Belt. The Company intends to use the remaining net proceeds of the Offering, including proceeds from any exercise of the over-allotment option, for working capital and general corporate purposes.

The Common Shares are being offered by way of the Prospectus Supplement to the Company’s Canadian base shelf prospectus in all of the provinces of Canada (other than Quebec), and in the United States by way of a shelf prospectus supplement to the Company’s shelf registration statement and related prospectus filed with the United States Securities and Exchange Commission (the “SEC”) on September 11, 2008. The Common Shares may also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions.

Closing of the Offering is expected to occur on or about June 25, 2009 and is subject to receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange and the NYSE Amex LLC. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

Banro is a Canadian-based gold exploration company focused on the development of four wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold-belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo.

Banro has filed a base shelf prospectus and a prospectus supplement with the Canadian securities regulatory authorities and a registration statement which includes a base shelf prospectus, and a prospectus supplement with the SEC, each of which will serve as the base for the Offering to which this communication relates. Before you invest, you should read the base shelf prospectus and the applicable prospectus supplement and any other documents the Company has filed with the securities commissions in each of the provinces of Canada, except Quebec, and the SEC for more complete information about the Company and the Offering. You may obtain a copy of the base shelf prospectus and the Prospectus Supplement in Canada from either GMP Securities L.P. (fax (416) 943-6134 or request a copy by telephone at (416) 943-6130) or CIBC World Markets Inc. (fax (416) 594-7242 or request a copy by telephone at (416) 594-7270). You may obtain a copy of the shelf registration statement, prospectus and the Prospectus Supplement filed in the United States directly from Griffiths McBurney Corp. c/o GMP Securities L.P. Attn: Equity Capital Markets, 145 King St. W., Suite 300, Toronto, ON M5H 1J8, or by email request to ecm@gmponline.com or by faxing your request to 416-943-6134 or CIBC World Markets Corp., Attn: USE Prospectus Department, 425 Lexington Avenue, 5th Floor, New York, New York 10017, or by email request to useprospectus@us.cibc.com or by faxing your request to (212) 667-6303.

The Toronto Stock Exchange and the NYSE Amex LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Forward-Looking Statements: Statements in this press release announcing the proposed offering and the anticipated use of proceeds are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including the need to negotiate an underwriting agreement with the underwriters and to satisfy the conditions set forth therein; the need to satisfy regulatory and legal requirements with respect to the proposed offering; risks related to the exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Banro may change its plans with respect to one or more projects; and other risks and uncertainties described in the Company’s registration statement, in its Annual Report on Form 40-F and Reports on Form 6-K filed with or furnished to the SEC and in its annual information form dated March 30, 2009 and filed on SEDAR. Although the Company believes the expectations reflected in the forward-looking statements are reasonable, results may vary, and the Company cannot guarantee future results, levels of activity, performance or achievements.

_______________________________

For further information, please visit our website at www.banro.com, or contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: +27 (0) 11 958 2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938, or Simon Village, Chairman, London, UK, Tel: +44(0)1959569237.